Exhibit 16(a)



January 15, 2003


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Rexhall Industries, Inc. ("the Company") and, under the date of March 1, 2002, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2001 and 2000. On December 30, 2002, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated January 7, 2003, and we agree with such statements, except that:

     1) We are not in a position to agree or disagree with the Company's stated reason for changing principal accountants, and

     2) We believe that the Company's description of the significant change in proposed audit scope under Item 4 (a) (iv) is incomplete. During 2002, the Company made changes in its accounting and financial reporting department resulting in both a reduction in the number of personnel and a reduction in the level of experience of personnel with accounting and reporting responsibilities. In addition, as a result of our consideration of the independent investigation performed related to the first quarter 2002 restatement and our experiences during our quarterly reviews pursuant to Statement on Auditing Standards No. 71, Interim Financial Information, we believed that we would be unable to rely upon internal controls related to information technology systems and inventory and, consequently, proposed a significant increase in the scope of our planned audit procedures.

Very truly yours,

(signed) KPMG LLP